

May 28, 2013

Via E-Mail
Stephen M. Leitzell, Esq.
Dechert LLP
Circa Centre
2929 Arch Street
Philadelphia, PA 19104

> **Re:** **Emtec, Inc.**
> **Schedule 13E-3 filed May 6, 2013**
> **File No. 5-44028**
> **Schedule 14C filed May 6, 2013**
> **File No. 0-32789**

Dear Mr. Leitzell:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 13E-3

1. We note that the disclosure defines "Controlling Stockholder" as Mr. Desai and certain of his affiliates. Please revise to identify the other affiliates and advise as to what consideration was given to whether other affiliates are engaged in the going private transaction and, accordingly, should be filing persons on the Schedule 13E-3. Alternatively, please revise the Schedule 13E-3 to include these individuals as filing persons. For help in making this determination, please review Question and Answer 201.05 in the Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 section of the Division's Compliance and Disclosure Interpretations, publicly available at our website at www.sec.gov.

Schedule 14C

2. We note that shareholder consents have already been obtained. Please disclose the percentage obtained and provide support for this percentage and identify each of the shareholders who granted consents. Please also provide us with your analysis as to how you complied with the federal proxy rules in obtaining these consents.

Questions and Answers About the Transaction…, page 1

Do the Officers and Directors of Emtec…, page 2

3. Please revise the summary to describe the interests of directors and executive officers, including their continuing equity ownership in Emtec, continuing management positions, any accelerated vesting of securities, any cash payments, any ability to take advantage of net operating loss carry forwards, and any other benefits.

4. Please describe any relationship between the company, Emtec Federal Inc., Emtec Federal LLC, and the counterparty and outside investors in the joint venture. Please also quantify the ownership interests and the values of the contributed assets, liabilities, and other interests. Please disclose whether the joint venture is contingent on the reverse/forward stock split.

Special Factors, page 3

Purpose of and Reasons for the Transaction, page 3

5. Please revise to describe Mr. Desai's reasons for undertaking the transaction at this particular time in Emtec's operating history, as opposed to another time. Refer to Item 1013(c) of Regulation M-A.

Effects on Affiliated Stockholders, page 6

6. Please describe each affiliate's interest in net book value and net earnings. Refer to Instruction 3 to Item 1013 of Regulation M-A.

7. Please revise to state whether affiliates will be able to take advantage of any net operating loss carry forwards and if so, how this impacted the decision to structure the transaction.

Alternatives Considered, page 9

8. Please revise to describe the alternatives considered by Mr. Desai and state the reasons for their rejection. Refer to Item 1013(b) of Regulation M-A.

Background of the Transaction, page 10

9. Please revise the Background section to further describe each contact, meeting, or negotiation that took place and the substance of the discussions or negotiations at each meeting. Please identify any counsel or advisors and the members of management who were present at each meeting. Please discuss how the consents were obtained and also describe how the 20,000-for-1 reverse stock split ratio was selected.

Board and Stockholder Approval, page 14

10. We note that the board and Mr. Desai considered the same factors as the special committee in making their fairness determination. Please revise to state whether the board and Mr. Desai expressly adopt the special committee's conclusions and analysis to fulfill their disclosure obligation. Refer to Item 1014(b) and Instruction 2 to Item 1014 of Regulation M-A and Q&A 20 in SEC Release No. 34-17719 (April 13, 1981).

11. Generally, the factors outlined in Instruction 2 to Item 1014 are considered relevant in assessing the fairness of the consideration to be received in a going private transaction. To the extent any of the listed factors was not deemed relevant in the context of this transaction, or was given little weight, this in itself may be an important part of the decision-making process that should be explained for security holders. In this regard, it does not appear that you have fully addressed the net book value, going concern value, liquidation value, or previous purchase prices.

12. Please revise to describe the board's reasons for amending the bylaws to permit stockholders to act by written consent in lieu of a meeting.

Interests of Emtec's Directors and Executive Officers and Affiliates…, page 14

13. Please revise to quantify the benefits for each affiliate, including any cash payments, increased ownership percentages, accelerated vesting of securities, and any net operating loss carry forwards.

Opinion of Murray Devine, page 15

14. Please note that all materials prepared by Murray Devine in connection with its fairness opinion, including any draft fairness opinions provided to the special committee or board of directors and any summaries of presentations made to management generally fall within the scope of Item 1015 of Regulation M-A and must be summarized in the disclosure document and filed as an exhibit to the Schedule 13E-3. Each presentation, discussion, or report held with or presented by Murray Devine, whether oral or written, preliminary or final, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. Revise to summarize each of these presentations, or advise us. In this regard, we note that a preliminary presentation and report were presented on April 15, 2013 and that "going dark" discussion materials prepared for the March 24, 2013 special meeting were reviewed.

15. Please revise to describe the qualifications of Murray Devine and the method of selection. Refer to Item 1015(b)(2) and (3) of Regulation M-A.

16. Please revise to describe the criteria used to select the nine guideline publicly-traded companies in the IT outsourcing industry. Please revise to disclose the underlying data used in the guideline publicly-traded companies analysis. In this regard, please disclose the EBITDA, market values, common equity value, and multiples used in the analysis. Please also describe why particular multiple ranges were applied to Emtec. In addition, please describe how the conclusions support the fairness opinion.

Sources and Uses of Funds for the Transaction, page 28

17. Please revise to disclose any alternative financing arrangements or plans in the event that the primary financing plans fall through. If none, so state. Refer to Item 1007(b) of Regulation M-A. Please also file the letter of intent as an exhibit to the Schedule 13E-3. Refer to Item 16 of Schedule 13E-3 and Item 1016(b) of Regulation M-A.

Security Ownership of Certain Beneficial Owners, page 32

18. Please revise to disclose the ownership information after the reverse/forward stock split.

Financial Information, page 35

19. We note that you are incorporating by reference the financial information required by Item 1010(a) and (b) of Regulation M-A. Please revise to include the

summarized financial information required by Item 1010(c) of Regulation M-A. Refer to Instruction 1 to Item 13 of Schedule 13E-3.

<u>Where You Can Find More Information, page 36</u>

20. Please revise the information statement to identify Mr. Desai as a filing person on the Schedule 13E-3.

<u>Appendix C. Opinion of Murray Devine</u>

21. Please have Murray Devine revise its opinion to remove the statement in the last paragraph on page C-2 that the opinion is provided "solely" for the special committee as inconsistent with the disclosure relating to the opinion. Alternatively, disclose the basis for Murray Devine's belief that security holders cannot rely upon the opinion to support any claims against Murray Devine arising under applicable state law (e.g., the inclusion of an express disclaimer in your engagement letter with Murray Devine). Describe any applicable state-law authority regarding the availability of such potential defense. In the absence of such authority, disclose that the availability of such defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of such state-law defense to Murray Devine would have no effect on the rights and responsibilities of either Murray Devine or your board of directors under the federal securities laws.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company (and all additional filing persons) acknowledging that:

- the company (or filing person) is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company (or filing person) may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Peggy Kim

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions